Exhibit 99.1

RTI Surgical Holdings, Inc.® Appoints Stuart F. Simpson to Board of Directors

Deerfield, Ill., May 26, 2020 – RTI Surgical Holdings, Inc. (Nasdaq: RTIX), a global surgical implant company, today announced the appointment of Stuart F. Simpson as an independent member of its board of directors.

Mr. Simpson most recently served as the President of the Joint Replacement Division of Stryker Corporation (NYSE: SYK), a medical technology company that provides products and services in orthopedics, medical and surgical, and neurotechnology and spine (“Stryker”), from 2017 until his departure from Stryker in 2019. Mr. Simpson held various roles at Stryker from 1997 until 2019, including VP & General Manager of the Commercial Business Unit from 2015 until 2017 and VP & General Manager of the Global Knee & Mako Business Unit from 2014 until 2015. During his tenure at Stryker, Mr. Simpson led a transformative strategy to establish robotics as a standard of care for orthopedics industry, led efforts in new product development, provided both strategic counsel and financial discipline to the organization. Mr. Simpson also helped Stryker complete three significant business development transactions, including one with a publicly traded company. Prior to joining Stryker, Mr. Simpson gained diverse experience in sales and marketing in the pharmaceutical and medical technology industry. Mr. Simpson currently serves as a director of Breg Inc., a provider of orthopedic and sports medicine products and services.

“Stuart has extensive industry expertise, particularly in orthopedics and digital strategy, an area that we believe will be important to our ongoing strategy of new product development, channel effectiveness and acquisitions,” said Camille I. Farhat, the Chief Executive Officer of RTI. “We are enthusiastic about his addition to our Board and believe he will make important contributions as we progress on our ongoing strategy.”

“I am excited to be joining RTI’s board of directors and leveraging my industry experience to help RTI further strengthen its spine business strategy in new ways that drive growth for the future,” stated Mr. Simpson.

About RTI Surgical Holdings, Inc.

RTI Surgical Holdings is a leading global surgical implant company providing surgeons with safe biologic, metal and synthetic implants. Committed to delivering a higher standard, RTI’s implants are used in sports medicine, plastic surgery, spine, orthopedic and trauma procedures and are distributed in over 50 countries. RTI has four manufacturing facilities throughout the U.S. and Europe. RTI is accredited in the U.S. by the American Association of Tissue Banks and is a member of AdvaMed. For more information, please visit www.rtix.com. Connect with us on LinkedIn and Twitter.

Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the “safe harbor” protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company’s annual and quarterly reports filed with the Securities and Exchange Commission.